UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On December 31, 2025, WEBUY GLOBAL LTD (the “Company”) adopted a 2025 equity incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Plan has a maximum number of 338,791 Class A ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	WEBUY GLOBAL LTD 2025 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: January 2, 2026	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Financial Officer

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